Exhibit 22.1

List of each of the parent company’s subsidiaries that is a guarantor, issuer, or co-issuer of guaranteed securities registered or being registered that the parent company issues, co-issues, or guarantees.

Subsidiary	Note	Jurisdiction
Maiden Holdings, Ltd.	(1)
Maiden Holdings North America, Ltd.	(2)	Delaware

1.Maiden Holdings' 100% wholly owned subsidiary, Maiden Holdings North America, Ltd. has outstanding publicly-traded senior notes which were issued in 2013 ("2013 Senior Notes").

2.The 2013 Senior Notes issued by Maiden Holdings North America, Ltd. are fully and unconditionally guaranteed by Maiden Holdings. The Senior Notes are unsecured and insubordinate obligations of Maiden Holdings.